Exhibit 99.1
Longtop Financial Technologies Limited Announces Closing of Follow-on Public Offering
and Underwriters’ Exercise of Over-Allotment Option
HONG KONG, November 23, 2009 /PRNewswire-Asia/— Longtop Financial Technologies Limited (NYSE: LFT) (“Longtop” or the “Company”), a leading software developer and solutions provider targeting the financial services industry in China, announced the closing today of its follow-on public offering of 4,255,000 American depositary shares, or ADSs, representing 4,255,000 ordinary shares of the Company. The offering included a total of 555,000 ADSs sold by the Company pursuant to the underwriters’ over-allotment option, which was exercised in full. The Company received aggregate net proceeds of approximately $127 million, after deducting underwriting discounts and commissions, but before deducting offering expenses payable by the Company.
Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc acted as joint bookrunners for the offering.
This press release does not constitute an offer to sell, and it is not soliciting an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction where the offer or sale is not permitted.
The Company’s shelf registration statement on Form F-3 (the “Form F-3”) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2009 and the final prospectus supplement filed with the SEC on November 18, 2009 with respect to the offering are available from the SEC website at: http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus forming a part of the Form F-3 may be obtained from us by writing to us at Longtop Financial Technologies Limited, 15/F, Block A, Chuangxin Building, Software Park, Xiamen 361005, People’s Republic of China, Attn.: Chief Financial Officer, or by telephoning us at +86-592-2396888 or emailing ir@longtop.com.
About Longtop Financial Technologies Limited
Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Headquartered in Beijing, Longtop has six solution delivery centers, three research and development centers and 95 ATM service centers located in 27 out of 31 provinces in China.
For more information, please contact:
For Investors:
Longtop Financial Technologies Limited
Charles Zhang, CFA
Email: ir@longtop.com
Tel: +86-10-84217758
For Media:
IR Inside BV
Caroline Straathof
Email: info@irinside.com
Tel: +31-6-54624301